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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 3

        INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
  Section 17(a) of the Public Utility Holding Company Act of 1935 or
          Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Dean Witter, Discover & Co.
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   (Last)               (First)                 (Middle)

   Two World Trade Center
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                                    (Street)

   New York,             NY                    10048
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

     02/04/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)

     36-3145972
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4. Issuer Name and Ticker or Trading Symbol

   Morgan Stanley Group Inc. (MS)
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by One Reporting Person

   [ ] Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                      5. Owner-
                                                    3. Title and Amount of Securities                    ship
                                                       Underlying Derivative Security                    Form of
                         2. Date Exercisable           (Instr. 4)                                        Derivative
                            and Expiration Date     ---------------------------------    4. Conver-      Security:
                            (Month/Day/Year)                               Amount           sion or      Direct     6. Nature of
                         ----------------------                            or               Exercise     (D) or        Indirect
                         Date       Expira-                                Number           Price of     Indirect      Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative   (I)           Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security     (Instr.5)     (Instr. 5)
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
   Option (see below)    (see below) (see below)    Common Stock           31,506,582     $62.906          D

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Explanation of Responses:

     In connection with an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 4, 1997, between Dean
Witter, Discover & Co. (the "Reporting Person") and Morgan Stanley Group Inc. (the "Issuer"), the Reporting Person and the
Issuer entered into a Stock Option Agreement dated as of February 4, 1997, providing for the option described above. The option is exercisable only upon the occurrence of certain events described in the Stock Option Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Stock Option Agreement. The number of shares of common stock of the Issuer purchasable by the Reporting Person under the option will be adjusted if necessary so that the number of shares purchasable by the Reporting Person upon exercise of the option at the time of such exercise will equal 19.9% of the ourstanding shares of Common Stock of the Issuer at such time. Prior to such exercise, the Reporting
Person expressly disclaims beneficial ownership of the shares of Common Stock of the Issuer which are purchasable by the
Reporting Person upon Exercise of such option.


  /s/ Ronald T. Carman                                      February 14, 1997
---------------------------------------------            ----------------------
**Signature of Reporting Person                          Date

By        Ronald T. Carman
Title:    Senior Vice President and
          Associate General Counsel


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.